UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                             FORM 15

  Certification and Notice of Termination of Registration under
     Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of
               the Securities Exchange Act of 1934


                Commission File Number 000-30253


                        MUSIC ETC., INC.


                  Common Stock, $.001 Par Value
    (Title of each class of securities covered by this Form)


                              None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(s) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)   [X]     Rule 12h-3(b)(1)(ii)  [ ]
        Rule 12g-4(a)(1)(ii)  [ ]     Rule 12h-3(b)(2)(i)   [ ]
        Rule 12g-4(a)(2)(i)   [ ]     Rule 12h-3(b)(2)(ii)  [ ]
        Rule 12g-4(a)(2)(ii)  [ ]     Rule 15d-6            [ ]
        Rule 12h-3(b)(1)(i)   [X]

        Approximate number of holders of record as of the certification or notice date: 52

Pursuant to the requirements of the Securities Exchange Act of 1934, Music Etc., Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: January 14, 2004             Music Etc., Inc.

                                   By: /s/
                                       Lewis Eslick, President